Exhibit 21.1

IMC Rare Earths Ltd

List of Subsidiaries

Entity Name	Jurisdiction of Formation
IMC Rare Earths Ltd	Saint Vincent and the Grenadines
IMC Rare Earths Participações Ltda.	Brazil
Niobium Brazil Importação e Exportação Ltda.	Brazil
Ionic Clays Brazil Ltda.	Brazil